

May 11, 2012

Via E-mail
Simon Gray
Senior Vice President and Chief Accounting Officer
Travelport Limited
300 Galleria Parkway
Atlanta, GA 30339

> **Re: Travelport Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **File No. 333-141714**

Dear Mr. Gray:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You state on page 20 that you utilize third-party, independently owned and managed national distribution companies to market GDS products and distribute and provide GDS services in certain countries, including Syria. Various sources have reported a September 2011 press release in which you announced execution of an agreement with Iran-based Mahan Air, under which Mahan Air's published fare and inventory would be accessible to agents connected with you and available immediately for e-ticketing on both your Galileo and Worldspan systems. We are aware also of a July 2011 news report that you were reappointed as the preferred GDS provider to the Saudi Arabia-based Al Tayyar Travel Group, which operates in Sudan.

   Iran, Sudan, and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K includes limited information regarding your Syria-related operations, and does not include disclosure pertaining to any direct or indirect business with Iran and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan, and Syria, whether through direct or indirect arrangements, since your referenced letter. Your response should describe any products, technology, or services you have provided into Iran, Sudan, and Syria, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Iran, Sudan, and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Iran, Sudan, and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, or Syria.

3. Your letters to us dated October 10, 2008 and December 8, 2008 related in part to your voluntary disclosure to the Office of Export Enforcement at the Department of Commerce regarding certain Syria-related transactions. Please tell us the current status of your dealings with OEE regarding the matter, and tell us about your interaction with OEE regarding the matter since your 2008 letters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance